

02005568

CM

2/26/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- ~~046259~~

RECEIVED FEB 22 2002

8-51367

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BANCORPSOUTH INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 EAST CAPITOL STREET
(No. and Street)

JACKSON	MS	39212
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN R LEACH 601/592-4905
(Area Code — Telephone No.)

~~LINDA L NORRID~~ ~~601/592-4911~~

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG PEAT MARWICK LLP SUITE 1100 ONE JACKSON PLACE
(Name — *if individual, state last, first, middle name*)

188 EAST CAPITOL ST	JACKSON	MS	39201
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED FEB 27 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALAN R LEACH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BANCORPSOUTH INVESTMENTS SERVICES INC, as of DECEMEBR 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Alan Leach
Signature

President
Title

Viola M. [illegible]
Notary Public
MISSISSIPPI STATEWIDE NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28, 2004
BONDED THRU STEGALL NOTARY SERVICE

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Suite 1100
One Jackson Place
188 East Capitol Street
Jackson, MS 39201

The Board of Directors
BancorpSouth Investment Services, Inc.:

In planning and performing our audit of the financial statements of BancorpSouth Investment Services, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by BancorpSouth Investment Services, Inc. that we considered relevant to the objectives stated in rule 17a-5(g); (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable assurance, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or





operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

KPMG LLP

January 31, 2002



BANCORPSOUTH INVESTMENT SERVICES, INC.

Financial Statements and Schedules

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)



Suite 1100
One Jackson Place
188 East Capitol Street
Jackson, MS 39201

Independent Auditors' Report

The Board of Directors and Stockholder
BancorpSouth Investment Services, Inc.:

We have audited the accompanying balance sheets of BancorpSouth Investment Services, Inc. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BancorpSouth Investment Services, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2001 financial statements taken as a whole.

KPMG LLP

January 31, 2002



BANCORPSOUTH INVESTMENT SERVICES, INC.

Balance Sheets

December 31, 2001 and 2000

Assets		**2001**	**2000**
Cash and cash equivalents (note 2)	$	582,777	853,170
Commissions receivable from clearing organization		72,359	86,313
Due from affiliated companies, net (note 2)		—	1,000
Deposit with clearing organization		75,000	75,000
Income taxes receivable		25,881	—
Deferred income taxes (note 5)		11,988	18,555
Prepaid expenses and other assets		187,089	13,980
Furniture and equipment, net		54,670	14,077
	$	1,009,764	1,062,095
Liabilities and Stockholder's Equity			
Liabilities:			
Accrued compensation	$	73,038	149,212
Income taxes payable		—	2,086
Other liabilities		95,505	11,427
Due to affiliated companies, net (note 2)		33,428	—
Total liabilities		201,971	162,725
Stockholder's equity (note 3):			
Common stock, without par value; 1 share authorized, issued and outstanding		—	—
Additional paid-in capital		1,000,000	1,000,000
Accumulated deficit		(192,207)	(100,630)
Total stockholder's equity		807,793	899,370
	$	1,009,764	1,062,095

See accompanying notes to financial statements.

BANCORPSOUTH INVESTMENT SERVICES, INC.

Statements of Operations

Years ended December 31, 2001 and 2000

		2001	2000
Income:			
Commissions	$	2,511,804	2,769,801
Interest		114,982	97,175
Other		18,928	11,670
		2,645,714	2,878,646
Expenses:			
Salaries and employee benefits		1,821,258	1,771,503
Office occupancy and equipment		41,079	18,866
Supplies		44,513	30,280
Clearing organization fees		373,548	302,027
Registration fees and professional dues		278,065	227,075
Postage		25,919	19,790
Marketing and advertising		12,237	3,009
Other		193,072	166,289
		2,789,691	2,538,839
Income (loss) before income taxes		(143,977)	339,807
Income tax (expense) benefit (note 5)		52,400	(130,764)
Net income (loss)	$	(91,577)	209,043

See accompanying notes to financial statements.

BANCORPSOUTH INVESTMENT SERVICES, INC.

Statements of Changes in Stockholder's Equity

Years ended December 31, 2001 and 2000

		Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balance at December 31, 1999	$	—	1,000,000	(309,673)	690,327
Net income		—	—	209,043	209,043
Balance at December 31, 2000		—	1,000,000	(100,630)	899,370
Net loss		—	—	(91,577)	(91,577)
Balance at December 31, 2001	$	—	1,000,000	(192,207)	807,793

See accompanying notes to financial statements.

BANCORPSOUTH INVESTMENT SERVICES, INC.

Statements of Cash Flows

Years ended December 31, 2001 and 2000

		2001	2000
Cash flow from operating activities:			
Net income (loss)	$	(91,577)	209,043
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation		10,988	859
Decrease (increase) in assets:			
Commissions receivable from clearing organization		13,954	(46,183)
Due from affiliated companies, net		34,428	15,598
Income taxes receivable		(25,881)	28,876
Deferred income taxes		6,567	4,802
Prepaid expenses and other assets		(173,109)	(7,760)
Increase (decrease) in liabilities:			
Accrued compensation		(76,174)	68,562
Income taxes payable		(2,086)	2,086
Other liabilities		84,078	11,427
Net cash provided by (used in) operating activities		(218,812)	287,310
Cash flows from investing activities:			
Capital expenditures		(51,581)	(14,774)
Net cash used in investing activities		(51,581)	(14,774)
Net increase (decrease) in cash and cash equivalents		(270,393)	272,536
Cash and cash equivalents at beginning of year		853,170	580,634
Cash and cash equivalents at end of year	$	582,777	853,170

See accompanying notes to financial statements.

BANCORPSOUTH INVESTMENT SERVICES, INC.

Notes to Financial Statements

December 31, 2001 and 2000

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

BancorpSouth Investment Services, Inc. (the Company), a wholly-owned subsidiary of BancorpSouth Bank (the Bank), was organized in 1998 for the purposes of providing investment advice and engaging in the buying, selling and dealing in or with various securities or any interest therein. The Company is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

(b) Commissions

Commissions and related clearing expenses are recognized on a trade-date basis as security transactions occur.

(c) Income Taxes

The Company's results of operations are included in the consolidated Federal and State income tax return filed by BancorpSouth, Inc., parent of the Bank. Taxes are allocated to each subsidiary member of the consolidated group at the maximum Federal and State statutory rates for each subsidiary's taxable income or loss. The allocation of the tax benefit for the Company's net loss is paid to the Company by its parent. The allocation of tax expense for the Company's net income is paid to the parent by the Company.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax assets or liabilities are expected to be recovered or settled.

(d) Cash Equivalents

The Company considered only cash and money market mutual funds to be cash equivalents.

(e) Prepaid Expenses and Other Assets

From time to time, the Company enters into loan agreements with its brokers, which are generally conditioned upon a service commitment. Advances under these agreements are forgiven upon fulfillment of the broker's contractual service commitment, but are due in full if such commitment is not fulfilled. Advances under such arrangements are amortized to expense using the straight-line method over the related commitment period.

(f) Furniture and Equipment

Furniture and equipment are stated at cost and are depreciated on the straight-line method using estimated useful lives of three to five years.

(Continued)

(g) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results sometimes differ from those estimates.

(h) Reclassifications

Reclassifications have been made in the 2000 financial statements to conform with the 2001 presentation.

(2) Affiliated Companies

Certain operating expenses are paid by the Bank for the Company and certain compensation expenses are paid by the Company for the Bank. At December 31, 2001, the Company was liable to the Bank for operating expense reimbursements totaling $33,428. At December 31, 2000, the Bank was liable to the Company for operating expense reimbursements totaling $1,000. Additionally, the Company had $15,623 and $36,013 of cash on deposit with the Bank at December 31, 2001 and 2000, respectively.

(3) Net Capital Requirements

In accordance with regulations of the Securities and Exchange Commission, the Company must maintain minimum net capital, as defined, such that the ratio of aggregate indebtedness, as defined, to net capital does not exceed 15 to 1. At December 31, 2001 and 2000, the Company's net capital exceeded required capital by $238,736 and $585,415, respectively. The ratio of aggregate indebtness to net capital was .41 to 1 and .19 to 1 at December 31, 2001 and 2000, respectively.

(4) Subordinated Debt

The Company had no subordinated debt at December 31, 2001 and 2000 or at any time during the years ended December 31, 2001 and 2000.

(Continued)

BANCORPSOUTH INVESTMENT SERVICES, INC.

Notes to Financial Statements

December 31, 2001 and 2000

(5) Income Taxes

The current and deferred components of income tax expense (benefit) follow:

		2001	2000
Current:			
Federal	$	(51,256)	109,497
State		(7,711)	16,465
		(58,967)	125,962
Deferred:			
Federal		5,709	4,175
State		858	627
		6,567	4,802
	$	(52,400)	130,764

The differences between the income tax expense (benefit) shown on the statements of operations and the amounts computed by applying the Federal income tax rate of 35% in 2001 and 2000 to earnings before income taxes follow:

		2001	2000
Expected income tax expense (benefit)	$	(50,392)	118,933
State income taxes, net		(4,433)	11,110
Nondeductible expenses		2,647	721
Other, net		(222)	—
	$	(52,400)	130,764

The tax effects of temporary differences that gave rise to significant portions of the deferred tax asset follow:

		2001	2000
Start-up/organizational costs	$	1,863	7,462
Accrued vacation		12,623	11,093
Bank premises and equipment, principally due to differences in depreciation		(2,498)	—
Deferred tax asset	$	11,988	18,555

Schedule 1

BANCORPSOUTH INVESTMENT SERVICES, INC.

Computation of Net Capital, Aggregate Indebtedness and
Ratio of Aggregate Indebtedness to Net Capital
Under Rule 15c3-1

December 31, 2001

Net capital:				
Stockholder's equity			$	807,793
Less nonallowable assets				
Advisory fees receivable	$	28,086		
Deferred income taxes		11,988		
Prepaid expenses and other assets		183,789		
Income taxes receivable		25,881		
Furniture and equipment, net		54,670		
Other assets		3,300		
				307,714
Less haircuts				11,343
Net capital			$	488,736
Net capital requirement			$	250,000
Net capital in excess of required amount				238,736
Net capital			$	488,736
Aggregate indebtedness			$	201,971
Ratio of aggregate indebtedness to net capital				.41 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2001, as filed by the Company in January 2002.

See accompanying independent auditors' report.

Schedule 2

BANCORPSOUTH INVESTMENT SERVICES, INC.

Computation of Determination of the

Reserve Requirements Under Exhibit A

of Rule 15c3-3

December 31, 2001 and 2000

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934 because the Company, as an introducing broker and dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customers' funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintained and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as were customarily made and kept by a clearing broker or dealer.

See accompanying independent auditors' report.

Schedule 3

BANCORPSOUTH INVESTMENT SERVICES, INC.

Information for Possession or Control
Requirements Under Rule 15c3-3

December 31, 2001

	Market value	Number of items
Information for possession or control requirements:		
Customers' fully-paid and excess-margin securities not in the Company's possession or control as of December 31, 2001 for which instructions to reduce to possession or control had been issued as of December 31, 2001 for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
Customers' fully-paid and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2001, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3; subsequently reduced to possession or control by the Company.	None	None

See accompanying independent auditors' report.